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                                                                  Exhibit (a)(5)

                         Form Of Email to N2H2 Employees

Date:   Thursday, November 15, 2001

To our employees:

We heard a great deal of feedback regarding the Option Exchange program. Phil had hoped to present our answer to this feedback to you at the employee meeting we had set for tomorrow. But since we won't have that meeting until the week after next, we wanted to let you know of these changes timely. Your views were important and responded to with the following very positive changes for options that are turned in through Option Exchange offer:

    -   The vesting period has been changed to 2 years from 3 years.

    - The vesting frequency for the Option Exchange program is changed to quarterly from annually.

For those of you that have already turned in your letter, you need not doing anything further.

In addition, since increasing the frequency of vesting on Option Exchange grants creates an administrative increase, from now on, all options exercised, of any plan, must be done through the Etrade system. The Etrade process is very effective for employees and much more efficient administratively for the company.

We want to be responsive to your concerns, and this change in the Option Exchange program reflects our commitment in action.

One last note, we have gotten positive reaction to our earnings call today. The response to our call reflects what you have done, your accomplishments. Thanks!

Paul

J. Paul Quinn
CFO
N2H2, Inc.
206.336.1520 (direct line)